

Mail Stop 3720

July 21, 2006

Mr. Robert Krebs
Chief Financial Officer
Teleplus Enterprises, Inc.
7575 TransCanada, Suite 305
St-Laurent, Quebec
Canada H4T 1V6

> **Re:** **Teleplus Enterprises, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 0-49628**

Dear Mr. Krebs:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis, page 17

Results of Operations, page 20

1.   MD&A should be a discussion and analysis of a company's business as seen
        through the eyes of those who manage that business. We note that you have made
        virtually no disclosures regarding the operating performance in fiscal 2005 versus
        2004 because there are no continuing operations in the prior period. However,
        you acquired several companies in fiscal 2005 and in future filings should discuss
        the products and services sold, the operating performance of the companies
        acquired and segment data where material to an understanding of consolidated
        information.

Liquidity and Capital Resources, page 21

2.   We refer to your discussion of the "forced exercise" provision associated with
        warrants issued in accordance with your Securities Purchase agreement. It
        appears that you are relying on this provision as a source of future liquidity.
        However, considering your current trading volumes and share prices, it does not
        appear that you would be allowed to force the exercise of these warrants. In
        future filings, revise to clearly indicate the probability of cash inflow from these
        warrants and provide a clear picture of your ability to generate cash and meet
        existing and known or reasonably likely short- and long-term cash requirements.
        You should consider including an analysis of the factors contributing to the
        variability and uncertainties of your operating cash flows, being careful not to
        limit your presentation to a recitation of the statement of cash flows. For
        additional guidance, refer to Item 303 of Regulation S-K and the Commission's
        Interpretive Release on Management's Discussion and Analysis of Financial
        Condition and Results of Operation on our website at:
        http://www.sec.gov/rules/interp/33-8350.htm. In your response, provide us with
        your proposed disclosures.

Statement of Cash Flows, page F-6

3.   We note your presentation of cash acquired from acquisitions, which has not been
        classified as either an operating, investing or financing cash flow. Paragraph 14
        of SFAS No. 95 requires you to classify all cash receipts and cash payments as
        investing, financing, or operating. In this regard, we believe that cash acquired
        from acquisitions should be classified as an investing activity. Please revise in
        future filings.

4.   Further, we note your presentation of cash flows from discontinued operations. Separate disclosure of cash flows from discontinued operations is permitted as long as they are presented in conformity with the basic requirements of SFAS No. 95 and are presented consistently for all periods. If you choose to separately present cash flows from discontinued operations, you should discretely report the operating, investing and financing cash flows from discontinued operations by category. Both of the following presentations would be appropriate under SFAS No. 95:

- Separately identifying cash flows from discontinued operations within each category of the cash flow statement – operating, investing and financing; or
- Separately identifying operating, investing and financing cash flows from discontinued operations within a separate section of the cash flow statement.

It is not appropriate to aggregate all cash flows from discontinued operations within a single line item, either as a separate category or within an existing category, such as operating cash flows. Please revise in future filings.

Notes to Condensed Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Business and Basis of Presentation, page F-7

5.   We note your disclosure that $3,420,000 of the accrued acquisition obligations must be settled by cash flow generated by operations from the year ended December 31, 2006. Please tell us in sufficient detail what these obligations relate to, why they must be paid by 2006 cash flows from operations and the consequences if you do not have the cash or must borrow money to settle this obligation.

Intangibles, Goodwill and Other Assets, page F-8

6.   We note that as of December 31, 2005, goodwill accounted for 69% of your total assets and is material to your company. In this regard, we note your accounting policy for goodwill and other intangible assets, which we believe incorrectly describes the method used to recognize and measure impairments in accordance with SFAS No. 142. Revise this policy in future filings to correctly describe the method for recognizing and measuring goodwill and other intangible assets for impairment. Please refer to paragraphs 17-22 of SFAS No. 142. In your response, provide us with your proposed disclosures.

Note 4 - Acquisitions, page F-11

7.   We refer to your acquisitions of Freedom Phone Lines, Avenue Reconnect, Telizon, Inc. and 1500536 which were all acquired in July of 2005 or earlier. It is clear that you only assigned the excess purchase price of these businesses to goodwill at the date of acquisition and subsequently revised the allocation of the purchase price in 2006, upon receipt of a valuation, upon which you recognized other intangible assets. You are required by paragraph 49 of SFAS No. 141 to allocate the cost of an acquired entity to assets acquired and liabilities assumed at the date of acquisition. Since you ultimately assigned values to amortizable assets that should have been recognized at the date of acquisition and amortized in prior periods, we believe that you made a correction of an error in fiscal 2006. Therefore, we believe that you should restate the affected prior periods to correct these errors. If you believe that the impact of these errors is not material to your financial statements, please provide us with your SAB 99 analysis.

8.   We refer to your 2005 and 2006 acquisitions. You have not provided all of the disclosures required by paragraphs 51 and 52 of SFAS No. 141 for each acquisition. In future filings, revise to include all of the information required by SFAS No. 141 including, but not limited to, the following information:

- the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill;
- contingent payments, options or commitments specified in the acquisition and the accounting treatment that will be followed should such contingency occur;
- the amount of goodwill by reportable segment;
- the total amounts assigned to any major intangible asset class; and
- the weighted-average amortization period, in total and by major intangible asset class.

9.   Tell us in sufficient detail about the earn-out provisions associated with each of your acquisitions, if you recognized the any of the contingent consideration at the date of acquisition and how you contemplated paragraphs 26-27 of SFAS No. 141 to support your accounting treatment. Please also provide us with the same information for contingent consideration recognized subsequent to the initial measurement date.

10.   We refer to your acquisition of certain assets of Liberty Wireless. We note that on page 10, you state that the purchase includes the acquisition of customer lists, the Liberty Wireless brand and SNI rights under certain agreements. However, it appears that you allocated the purchase price primarily to goodwill. Please tell us why you did not assign any of the purchase price to intangible assets other than goodwill despite your disclosures on page 10.

Note 6 - Accrued Acquisition Obligations, page F-14

11.   Please tell us what liabilities are included in total accrued acquisition obligations, and why you have accrued for earn-out amounts as of December 31, 2005 that are based on 2006 results of operations.

Note 9 - Company Financing, page F-17

12.   We believe that the conversion feature in your callable secured convertible notes may have met the definition of an embedded derivative under paragraph 12 of SFAS No. 133 that should be separated from the debt host and accounted for at fair value as of December 31, 2005, unless it met the scope exception in paragraph 11(a). To determine whether the scope exception was met, the conversion feature should have been analyzed under EITF 00-19.

We note that your convertible debentures issued on December 13, 2005 have variable conversion terms as described on page F-17 of your Form 10-K; and therefore, do not meet the definition of conventional convertible instruments as defined by EITF 00-19 since the debt is not convertible into a fixed number of shares. As a result, you are required to analyze further the conversion feature under paragraphs 12-32 of EITF 00-19.

Based on further analysis under paragraphs 12-32 of EITF 00-19, we note that since the debentures can be converted into 95% of the lowest volume weighted price of common stock for thirty days immediately preceding the conversion date, it appears that the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate (paragraph 20 of EITF 00-19). Accordingly net-cash settlement should be assumed. Therefore, it appears that you may be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Please revise or advise.

13.   Further, given that it appears that the number of shares that can be required to be delivered upon settlement of your convertible notes is essentially indeterminate, it also appears that you cannot conclude that you have sufficient shares authorized and unissued to net-share or physically settle your other derivative instruments (i.e. warrants). Accordingly, net-cash settlement should be assumed. Therefore, it also appears you may be required to classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remained classified as liabilities. Please revise or advise.

Item 8A. Controls and Procedures, page 35

Mr. Robert Krebs
Teleplus Enterprises, Inc.
July 21, 2006
Page 6

14.   We note your disclosure that your disclosure controls and procedures "were
        adequate" as of the end of the period. In future filings, revise to clarify, if true,
        that your disclosure controls and procedures also are effective to ensure that
        information required to be disclosed in the reports that you file or submit under
        the Exchange Act is accumulated and communicated to your management,
        including your principal executive and principal financial officers, to allow timely
        decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act.
        Alternatively, you may simply state that your disclosure controls and procedures
        are effective.

15.   We note your disclosure that "there were no *significant* changes in [y]our internal
        control over financial reporting..." Item 308(c) of Regulation S-B requires the
        disclosure of *any* change in your internal control over financial reporting
        identified in connection with an evaluation thereof that occurred *during your last
        fiscal quarter* that has *materially affected, or is reasonably likely to materially
        affect*, your *internal control over financial reporting*. Please confirm for us
        supplementally that there was no change in your internal control over financial
        reporting that occurred during the quarter ended December 31, 2005 that has
        materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting. In future filings, provide the disclosure required
        by Item 308(c) of Regulation S-B.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Note 1 - Summary of Significant Accounting Policies

Segments

16.   It appears that you present one reportable segment, as defined by SFAS No. 131.
        We note that with the acquisition of Liberty Wireless in January of 2006, you may
        have acquired an operating segment that could be separately reportable in
        accordance with this Statement. Please consider the provisions of SFAS No. 131
        to determine if you have more than one reportable segment for which you should
        report separate financial information in future filings.

Note 2 - Other Intangible Assets

17.   Please tell us and disclose the weighted average amortization period in total and by major intangible asset class for all intangible assets subject to amortization as required by paragraph 52 of SFAS No. 141. Further provide us with your basis for determining the economic useful life of these intangible assets.

18.   We note that the allocation of the purchase price was preliminary as of the date you filed your for quarterly report on Form 10-Q in 2006. Please provide us with the final purchase price allocations and identifying all intangible assets, the nature of these assets, the amounts assigned, the amortization periods assigned.

Note 5 - Common Stock

19.   In the first interim period when SFAS No. 123R is adopted, you are required to include the disclosures set forth in paragraphs 64-65, 84, and A240-A242 in Form 10-Q. It does not appear that you have included the majority of these required disclosures. Please provide us with your proposed disclosures and revise to include in future filings. Further, it is not clear if you recorded stock based compensation in accordance with SFAS No. 123R in the first quarter of 2006. Therefore, tell us how you concluded that at the date of adoption you were not required to record compensation expense. Please refer to SAB 107 for further guidance.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director